Mail Stop 3010

June 19, 2009

Mr. Jeff Grogin
Chief Legal Officer and Secretary
PNMAC Capital Management, LLC
27001 Agoura Road, Third Floor
Calabasas, California 91301

> **Re:** **PennyMac Mortgage Investment Trust**
> **Registration Statement on Form S-11**
> **Filed May 22, 2009**
> **File No. 333-159460**

Dear Mr. Grogin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective

investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   To the extent applicable, please disclose any promoters pursuant to Item 11(d) of Form S-11.

4.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. See Securities Act Release 33-6900.

5.   We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please note that we will refer your response to the Division of Investment Management for further review.

6.   We note that certain of your executive officers and affiliates have agreed to purchase shares in you in a concurrent private placement for an aggregate investment equal to 5% of your outstanding common shares after giving effect to the shares issued in this public offering, excluding shares that may be sold pursuant to the underwriters' overallotment option. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

7.   You do not appear to have provided all the information required by Item 25 of Form S-11. Please advise or revise.

8.   We note that one of the main objectives of the company's business plan is to participate in investment opportunities through the Legacy Loans Program. Please discuss the current status of this program and the FDIC's plans to implement it. Please revise your disclosure throughout the prospectus to discuss how any changes to the Legacy Loans Program affect your plan of operation.

Cover Page

9.   Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Our Manager and its Operating Platform, page 2

10.   In the third paragraph, you refer to your platform as "high touch." Here or elsewhere where appropriate, please expand your disclosure to explain this phrase.

11.   You state in the fourth paragraph that your senior management team brings over 250 years of experience in the residential mortgage industry. Please do not aggregate the experience of your senior management team. Please revise your disclosure here and elsewhere throughout the prospectus.

Current Market Opportunities, page 2

12.   Please provide us with support for your belief that "more than $1 trillion of [non-performing and sub-performing residential mortgage loans] are troubled." Similarly, please provide support for your estimate that "the FDIC held more than $3 billion in residential mortgage loans from failed depository institutions."

Target Asset Class, page 7

13.   In this section and in your "Use of Proceeds" section, please provide your anticipated holdings in each target asset class.

Our Financing and Hedging Strategy, page 7

14.   We note that you intend to employ prudent leverage to finance your investments but that you anticipate initially utilizing limited leverage. Please revise your disclosure to quantify the amount of leverage that your manager considers to be "prudent" and "limited" along with the maximum amount you expect to utilize. We also note your disclosure on page 32 that your governing documents contain no limitation on the amount of debt you may incur. Please revise here and elsewhere as appropriate to disclose that there is no limitation on the amount of leverage you may utilize.

Summary Risk Factors, page 8

15.   Refer to the last paragraph on page 16 and to your risk factor disclosure on page 25. We note that because of the fee structure, PLS may have the incentive to avoid making modifications on your mortgage loans. Since modifications of such loans appears to be so essential to your overall strategy (as described on page 98 and elsewhere in the prospectus), please highlight in your summary risk factors the risk that PLS may avoid making such modifications.

Our Relationship with our Manager and Servicer, page 11

16.   In your fee table, please revise the base management fee to state when the fee is payable. We note that it is calculated quarterly.

17.   In the incentive fee portion of the table, we note your example that shows that net income will be offset by past net losses. Please confirm, if true, that net income will not be offset by future net losses, even though the fee is payable in arrears. For example, if you have net income in one quarter (Q1) followed by a net loss the next quarter (Q2), clarify whether you will still pay an incentive fee for Q1.

18.   Refer to your disclosure regarding the loan servicing fee to PLS. You state that you will pay PLS "customary" market-based servicing fees. But on page 16, you disclose that PLS will be entitled to a servicing fee that is calculated, in part, as a percentage of the unpaid principal balance of your mortgage loan portfolio. Please reconcile. If you intend to pay a fee based on the percentage of unpaid principal, please disclose the actual percentage.

19.   In the expense reimbursement portion of the fee table, please describe the "certain organizational and operational expenses" for which PCM and PLS will be reimbursed and state whether reimbursement amounts will include reimbursement for personnel.

Concurrent Offering; Direct Offering, page 15

20.   Please explain in greater detail how your direct offering will work, including, for example, whether any current investor in the PennyMac funds is eligible to participate. Please state whether you plan to register these securities or whether you plan to rely upon an exemption.

Conflicts of Interest, page 15

21.   Please also include in this section, to the extent applicable, any potential conflicts related to your plans to invest in BlackRock-sponsored funds prior to the full investment of offering proceeds (we note your related disclosure on page 7), as well as your potential transactions with BlackRock or Highfields Capital or their affiliates (which you discuss on page 27). Please include this disclosure here and in the related section on page 104. In addition, please revise the "Certain Relationships and Related Transactions" section on page 129 to include these transactions, as applicable.

We may invest in credit default swaps…, page 50

22.   On page 83, you state that derivatives will be used for hedging purposes rather than speculation. However, it appears from your disclosure in this section that you do plan to use them for speculation. Please revise or advise.

Use of Proceeds

23.   We note the delays in implementing the Legacy Loans Program. Please discuss how this affects your use of proceeds. For example, how long will the company hold such funds in short term securities and how could this affect your anticipated holdings in each target asset class? Please revise accordingly.

24.   Please describe in greater detail the short term funds that the company may invest in prior to the full investment of the offering proceeds.   Please also include in the risk factors section any material risks related to these investments.

Distribution Policy, page 74

25.   We note that you may fund your distributions out of offering proceeds. Please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects. In addition, please state that funding dividends using offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder's basis in your stock.

Current Market Opportunities, page 87

26.   We note your disclosure in the "Targeted Asset Classes" section that the company intends to invest in residential mortgage-backed securities and other mortgage-backed securities. Please revise this section and "Our Investment Strategy" and "Prospectus Summary" sections to discuss how the company intends to purchase these investments.

27.   Please disclose whether the company intends to participate in the Legacy Securities Program. If so, please describe this program and discuss its status. Also revise "Our Investment Strategy" and "Prospectus Summary" sections accordingly.

PennyMac's "high touch" borrower focus aligns our investors with those of the borrowers, page 90

28.   Please disclose how the current status of the Legacy Loans Program affects PennyMac's "high touch" strategy. Also discuss how this strategy will be implemented if the company purchases residential-mortgage backed securities and other mortgage-backed securities.

Our Investment Strategy, page 91

29.   We note your disclosure on page 92 that you anticipate those banks that were determined by "stress tests" conducted by the U.S. Treasury "to be undercapitalized … may be pressured to dispose of some or all of their troubled loan portfolio through the Legacy Loans Program, which could make significant quantities of these assets available to us at attractive prices."

Please revise this disclosure in light of recent statements by the FDIC on the status of the Legacy Loans Program or advise us why such revision is not necessary.

30.   Please update the disclosure on page 94 that "the FDIC will conduct the first auction under the Legacy Loans Program in June 2009."

Special servicing with an alignment of interests, page 91

31.   Please expand your disclosure here or elsewhere where appropriate to explain in greater detail you manager's expertise and experience in rehabilitating distressed mortgage loans.

Targeted Asset Classes, page 95

32.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Valuation and Acquisition, page 96

33.   Please tell us whether the BlackRock Solutions platform will be used for your business. If not, please remove this reference.

Historical Performance, page 101

34.   Please advise us whether the two PennyMac funds have similar investment objectives as to those of the registrant. Please include in your explanation the types of investments that the PennyMac funds hold and how that compares to your target asset allocation.

35.   We note that investors in the PennyMac funds will be permitted to reduce their undrawn capital commitments in the PennyMac funds by the amount of their purchase in the direct offering. Please discuss the impact on the pro rata allocation of investment opportunities, which you discuss on page 104.

Conflicts of Interest, page 103

36.   We note from your disclosure on page 27 that you may enter into transactions with affiliated entities. Please disclose whether you have any investment or diligence policies that apply to such affiliated transactions.

Management Agreement, page 115

37.   Refer to the first bullet point. Please disclose how often the periodic review of investment policies and allocation policy will take place.

Description of Shares of Beneficial Interest, page 132

38. We note your statement that the following summary description of your shares of beneficial interest does not purport to be complete and is subject to and qualified in its entirety by reference to MRL and your charter and your bylaws. Please note that a summary should highlight all the material provisions and should not be subject to information outside of the prospectus. Please revise accordingly.

Underwriting, page 170

39. Please provide more detailed disclosure regarding the services provided to you or your affiliates by any managing underwriter.

Note 3 – Significant Accounting Policies

Organization and Offering Costs, page F-5

40. We note your disclosure on page 14 which states that PCM and PLS will be entitled to reimbursement of certain organizational and operating expenses, including third party expenses, incurred on your behalf. Please tell us and disclose the conditions for reimbursement, if any, for organization and offering costs and whether any such costs have been incurred on your behalf. Please disclose any material amounts that were incurred subsequent to the balance sheet date as a subsequent event. Also expand your disclosure to include your policy for offering costs.

Item 36. Financial Statements and Exhibits, page II-3

41. Please file the exhibits, including the legal and tax opinions, with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective and we may have comments.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors

Jeff Grogin
PNMAC Capital Management, LLC
June 19, 2009
Page 8

require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

Tom Kluck
Branch Chief

cc: <u>Via Facsimile</u>
      J. Gerard Cummins
      Sidley Austin LLP
      (212) 839-5599